Deltacrypt Technologies Inc.

Annual Financial Report

July 31, 2005, 2004 and 2003

PETRIE
RAYMOND
CHARTERED ACCOUNTANTS L.L.P.

225 CREMAZIE BLVD. W. – SUITE 1000
MONTREAL (QUEBEC) H2M 1M2
TEL: (514) 342-4740
FAX: (514) 737-4049

September 19, 2005

Auditors' Report

To the shareholders of
Deltacrypt Technologies Inc.:

We have audited the balance sheets of **Deltacrypt Technologies Inc.** as at July 31, 2005, 2004 and 2003 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/   Petrie Raymond
Limited Liability Partnership
Chartered Accountants

Deltacrypt Technologies Inc.

Statements of Operations

Year ended July 31	2005	2004	2003
		Restated	*Restated*
Sales	$ **105 554**	$ 81 763	$ 6 868
Operating expenses			
Salaries and fringe benefits, net of investment tax credits and government grants of $60 825 in 2005, $77 055 in 2004 and $73 110 in 2003	**96 365**	40 204	30 400
Subcontracting	**7 792**	10 588	9 179
Travelling expenses	**21 166**	29 121	4 790
Computer equipment for resale	**-**	3 755	-
Rent	**12 000**	12 000	11 000
Taxes and licences	**-**	5 043	2 591
Insurance	**1 180**	1 036	668
Maintenance and repairs	**3 915**	7 755	596
Telecommunications	**5 857**	4 765	9 645
Office expenses	**-**	7 161	1 847
Professional fees	**6 807**	3 893	3 608
Interest and bank charges	**4 429**	3 841	1 149
Depreciation on fixed assets	**532**	419	257
	160 043	129 581	75 730
Loss from operations	**(54 489)**	(47 818)	(68 862)
Consulting	**18 534**	43 938	-
Management fees	**-**	-	150 000
Interest revenues	**130**	3 552	-
	18 664	47 490	150 000
Income (loss) before income taxes	**(35 825)**	(328)	81 138
Income taxes			
Payable	**-**	-	8 666
Recoverable from loss carry-forwards	**-**	-	(8 666)
	-	-	-
Net income (loss)	$ **(35 825)**	$ (328)	$ 81 138

Deltacrypt Technologies Inc.

Statements of Deficit

Year ended July 31		**2005**		**2004**		**2003**
				Restated		*Restated*
Balance at beginning of year						
As previously reported	**$**	**(263 682)**	$	(209 924)	$	(135 354)
Prior years adjustments (note 6)		**(243 008)**		(296 438)		(452 146)
As restated		**(506 690)**		(506 362)		(587 500)
Net income (loss)		**(35 825)**		(328)		81 138
Balance at end of year	**$**	**(542 515)**	$	(506 690)	$	(506 362)

Deltacrypt Technologies Inc.

Balance Sheets

July 31		2005		2004		2003
				Restated		*Restated*
Current assets						
Cash (note 3)	$	**378**	$	3 978	$	367
Investment tax credits and government grants receivable		**60 021**		63 611		118 599
Advances to the director, without interest		**-**		16 407		-
Advances to an employee, without interest		**-**		1 200		1 200
		60 399		85 196		120 166
Fixed assets						
Computer equipment, at cost		**3 011**		3 011		1 416
Accumulated depreciation		**1 769**		1 237		818
		1 242		1 774		598
Total assets	$	**61 641**	$	86 970	$	120 764
Current liabilities						
Accounts payable and accrued liabilities (note 4)	$	**73 594**	$	68 241	$	76 375
Advances from a shareholder of the parent company, without interest		**12 514**		17 555		-
Advances from the parent company, without interest		**8 258**		6 864		49 751
		94 366		92 660		126 126
Shareholders' equity (deficiency)						
Capital stock (note 5)		**509 790**		501 000		501 000
Deficit		**(542 515)**		(506 690)		(506 362)
		(32 725)		(5 690)		(5 362)
Total liabilities and shareholders' equity	$	**61 641**	$	86 970	$	120 764

On behalf of the board

.... Director

Deltacrypt Technologies Inc.

Statements of Cash Flows

Year ended July 31		2005		2004		2003
				Restated		*Restated*
Operating activities						
Net income (loss)	$	**(35 825)**	$	(328)	$	81 138
Depreciation on fixed assets, an item not affecting cash		**532**		419		257
		(35 293)		91		81 395
Changes in non-cash working capital items (note 10)		**8 943**		46 854		21 942
		(26 350)		46 945		103 337
Financing activities						
Advances from the director		**3 990**		-		-
Advances from a shareholder of the parent company		**(241)**		17 555		(8 443)
Advances from the parent company		**1 394**		(42 887)		(89 893)
Advances from private companies		**-**		-		(5 253)
		5 143		(25 332)		(103 589)
Investing activities						
Advances to the director		**16 407**		(16 407)		-
Advances to an employee		**1 200**		-		-
Additions to fixed assets		**-**		(1 595)		-
		17 607		(18 002)		-
Net increase (decrease) in cash		**(3 600)**		3 611		(252)
Cash at beginning of year		**3 978**		367		619
Cash at end of year	$	**378**	$	3 978	$	367

Deltacrypt Technologies Inc.

Notes to Financial Statements

July 31, 2005, 2004 and 2003

1. **Incorporation**

The Company is incorporated under the Canadian Business Corporations Act.

2. **Accounting policies**

Fixed assets
Depreciation on computer equipment is provided on the diminishing balance method at the rate of 30%.

Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are determined using the difference between the accounting and tax bases of assets and liabilities using the substantively enacted tax rates and fiscal laws expected to be in effect when the differences reverse. Future income taxes are recognized when it is more likely than not that the assets will be realized.

Foreign exchange
The Company uses the temporal method to record its foreign currency transactions. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date, non-monetary items are translated at the historical exchange rate while revenue and expenses are translated at the rate of exchange in effect on the dates they occur. Gains or losses resulting from these translations are reflected in the statement of operations.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

3. **Cash**		**2005**		2004		2003
Held in Canadian dollars	$	**54**	$	3 955	$	49
Held in US dollars		**324**		23		318
	$	**378**	$	3 978	$	367

Deltacrypt Technologies Inc.

Notes to Financial Statements

July 31, 2005, 2004 and 2003

4. Accounts payable and accrued liabilities		2005		2004		2003
Trade accounts payable	$	**1 415**	$	5 844	$	4 055
Accrued liabilities		**4 300**		4 396		-
Salaries and fringe benefits		**59 677**		42 404		61 289
Sales taxes		**8 202**		15 597		11 031
	$	**73 594**	$	68 241	$	76 375

5. Capital stock

The Company is authorized to issue an unlimited number of class A, B, C, D, E, F, G, H and I shares of no par value with the following restrictions and privileges:

Class A: Participating and voting;

Class B: Participating, voting, convertible into class E shares on a 1 to 1 basis;

Class C: Non-participating, voting, redeemable at stated value;

Class D: Non-participating, voting, redeemable at stated value, with a non-cumulative dividend equal to the Company's financial institution prime rate less 1 %;

Class E: Non-participating, non-voting, redeemable at stated value with a premium equal to the difference between market value of class E shares at conversion date and stated value, with a monthly non-cumulative dividend of 1% on the redemption price;

Class F: Non-participating, non-voting, redeemable at stated value with a premium equal to the difference between market value of the consideration received for the issue and the total of the stated value and the market value of any goods given in payment, with a monthly non-cumulative dividend of 1% on the redemption price;

Class G: Non-participating, non-voting, redeemable at stated value with a premium equal to the difference between market value of the consideration received for the issue and the total of the stated value and the market value of any goods given in payment, with a non-cumulative dividend at the Company's financial institution prime rate plus 1% on the redemption price;

Class H and I: Non-participating, non-voting, redeemable at stated value, with an 8% non-cumulative dividend.

		2005		2004		2003
Outstanding						
58 800 000 class A shares (50 010 000 in 2004 and 2003)	$	**509 790**	$	501 000	$	501 000

During 2005, 8 790 000 class A shares were issued for a paid-up capital of $8 790 in consideration of the reduction of the advances from the director in the amount of $3 990 and a reduction of the advances from a shareholder of the parent company in the amount of $4 800.

Notes to Financial Statements

July 31, 2005, 2004 and 2003

6. **Prior years adjustments**

In order to cancel the capitalization of development costs as well as their amortization and to correct the investment tax credits and other items, the balance of deficit as at August 1st, 2004, 2003 and 2002 has been increased by $243 008, $296 438 and $452 146 respectively. Additional effects of these changes are as follows:

	2004	2003
Decrease in operating expenses	$ 53 430	$ 155 708
Decrease in assets	$ 240 154	$ 296 438
Increase in liabilities	$ 2 854	$ -

7. **Related party transactions**

During the years 2005, 2004 and 2003, the rent was charged to the director. In addition, the management fees revenue for 2003 was billed to the parent company. These transactions, concluded in the ordinary course of business, are measured at the exchange amount which is the consideration established and agreed to by the parties.

8. **Financial instruments**

The Company's financial instruments consist of cash, advances to an employee, accounts payable and accrued liabilities, advances to directors and to the parent company. The fair value of these financial statements approximates their carrying value due to their short-term nature.

9. **Income taxes**

For income tax purposes, the Company has loss carry-forwards which are available to reduce taxable income until 2015. The future income tax assets resulting from these loss carry-forwards have not been recorded in the accounts. These losses expire as follows:

	Federal	Provincial
2008	$ 109 000	$ -
2009	36 000	23 000
2014	46 000	73 000
2015	15 000	51 000
	$ 206 000	$ 147 000

The carrying value of fixed assets is less than its tax basis for an amount of $400 000. The future income tax asset resulting from this deductible temporary difference has not been recorded in the accounts.

Deltacrypt Technologies Inc.

Notes to Financial Statements

July 31, 2005, 2004 and 2003

10. Statement of cash flows		**2005**		2004		2003
				Restated		*Restated*
Changes in non-cash working capital items						
Current assets, decrease (increase)						
Trade accounts receivable	$	**-**	$	-	$	884
Investment tax credits and government grants receivable		**3 590**		54 988		(47 329)
Current liabilities, increase (decrease)						
Accounts payable and accrued liabilities		**5 353**		(8 134)		68 387
	$	**8 943**	$	46 854	$	21 942

11. Reconciliation of Canadian GAAP to United States GAAP

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which are comparable to United States generally accepted accounting principles ("US GAAP"). Therefore the net loss as per US GAAP is the same as the net loss as per Canadian GAAP.